SE 19008353

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68006

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Destra Capital Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 West Lake Street, Suite 1700
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dominic Martellaro (925) 736-8450
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Plante & Moran, PLLC
(Name - if individual, state last, first, middle name)

2601 Cambridge Court (Address) Auburn Hills (City) MI (State) 48326 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 01 2019
Washington, DC

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dominic Martellaro, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Destra Capital Investments, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

PLEASE, SEE THE ATTACHED FROM NOTARY PUBLIC

Notary Public

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [√] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [√] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [√] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Contra Costa

On 20 Feb 19 before me, Fred J Dellar Notary Public
(insert name and title of the officer)

personally appeared Dominic C Martellaro,
who proved to me on the basis of satisfactory evidence to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/sh~~e/they~~ executed the same in his/h~~er/their~~ authorized capacity(~~ies~~), and that by his/h~~er/their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

FRED J. DELLAR
COMM. # 2161518
NOTARY PUBLIC • CALIFORNIA
CONTRA COSTA COUNTY
My Commission Expires
AUGUST 3, 2020
JAS1

Signature Fred J Dellar (Seal)

Audit Report

Destra Capital Investments LLC
Financial Statements and Supplemental Schedules
For the year ended December 31, 2018

Destra Capital Investments LLC

Table of Contents

plante moran

Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Destra Capital Investments, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Destra Capital Investments, LLC (a Delaware limited liability company) as of December 31, 2018 and the related statements of operations, changes in member's capital and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Destra Capital Investments, LLC as of December 31, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Destra Capital Investments, LLC's management. Our responsibility is to express an opinion on Destra Capital Investments, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Destra Capital Investments, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying supplemental information in schedules I, II, and III, as listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Destra Capital Investments, LLC's financial statements. The supplemental information is the responsibility of Destra Capital Investments, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as Destra Capital Investments, LLC's auditor since 2017.
Auburn Hills, Michigan
February 27, 2019

Destra Capital Investments LLC
Statement of Financial Condition
December 31, 2018

Assets

Cash	$	494,642
Receivables:		
Servicing fee receivable		15,000
Commissions and distribution fees		150,155
Prepaid expenses		59,696
Due from parent		272,847
Total assets	$	992,340

Liabilities and Member's Equity

Commissions payable	$	131,330
Accounts payable and accrued expenses		55,800
Total liabilities		187,130
Member's equity		805,210
Total liabilities and member's equity	$	992,340

See Notes to Financial Statements

Destra Capital Investments LLC

Statement of Operations

For the year ended December 31, 2018

Revenues:		
Account servicing fee	$	1,249,442
Distribution fees		1,071,462
Commissions		23,994
Other		319,055
Total revenue		2,663,953
Expenses:		
Commissions		1,126,364
Salaries and employee costs		532,619
Professional fees		247,484
Travel & entertainment		149,914
Fund administration		89,605
Regulatory		62,619
General & administrative		64,373
Information technology		59,594
Rent		29,528
Insurance		12,988
Depreciation		826
Other		101,987
Total expenses		2,477,901
Net Income	$	186,052

See Notes to Financial Statements

Destra Capital Investments LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2018

Member's equity at January 1, 2018	$	1,019,158
Distributions		(400,000)
Net Income		186,052
Member's equity at December 31, 2018	$	805,210

See Notes to Financial Statements

Destra Capital Investments LLC

Statement of Cash Flows

For the year ended December 31, 2018

Cash flows from operating activities:		
Net income	$	186,052
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in assets:		
Servicing fee receivable		264,265
Commissions and distribution fees receivable		(22,066)
Prepaid expenses		65,441
Due from parent		(88,949)
Increase (decrease) in liabilities:		
Commissions payable		(148,434)
Other accrued expenses		(42,580)
Net cash provided by operating activities		213,729
Cash flows from financing activities:		
Distributions		(400,000)
Net cash used in financing activities		(400,000)
Net decrease in cash		(186,271)
Cash at beginning of the year		680,913
Cash at end of year	$	494,642

See Notes to Financial Statements

1. Organization and Nature of Business

Destra Capital Investments LLC (the Company) is a wholly owned subsidiary of Destra Capital Management LLC (the Parent) and was formed on August 8, 2008. The Company is organized as a Delaware limited liability company. The first capital contribution was made in December 2010, from its sole member. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and became a member of the Financial Industry Regulation Authority, Inc. (FINRA), effective March 2011. The Company is registered with FINRA in all 50 states.

The Company acts as the distributor for the Destra Funds and the Meridian Funds (the Funds).

The primary business of the Company is to perform a wholesale distribution function for the Funds by introducing investment company shares to registered broker-dealer representatives. The Company receives distribution and service fees from the Funds and generally pays these fees to financial intermediaries.

The Company also acted as sponsor and depositor for various unit investment trust portfolios. Additionally, the Company participates in the marketing and distribution of closed end funds.

The Company is a limited business broker dealer and therefore is exempt from computing the Reserve Requirements under Rule 15c3-3 paragraph (k)(1) of the Securities and Exchange Commission and is exempt from including Information Relating to the Possession or Control Requirements under Rule 15c3-3.

2. Significant Accounting Policies

Basis of Accounting and Presentation

The financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Income Taxes

The Company is organized as a limited liability company and is a disregarded entity for Federal income tax purposes as a single member LLC. Further, the Parent is organized as a limited liability company and it is intended to be treated as a partnership under provisions of the Internal Revenue Code. Under these provisions, the liability for payment of Federal and state income taxes on the Parent's earnings will be the responsibility of its members, rather than that of the Parent. Management has reviewed the Company's tax positions for all open tax years, which include 2015 through 2018, and concluded that as of December 31, 2018, the Company does not have a liability for any unrecognized tax amounts. To the extent the Company incurs interest or penalties, they are included within other expenses in the statement of operations. There were no interest or penalties incurred during the year ended December 31, 2018.

2. Significant Accounting Policies (continued)

Revenues

On January 1, 2018, the Company adopted the Financial Accounting Standards Board (FASB), ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard replaces most existing revenue recognition guidance in US GAAP and permits the use of either a full retrospective or modified retrospective approach. The Company has analyzed the guidance in this new standard and has determined there is no change in the manner the Company recognizes commissions, servicing and distribution fees. As a result, the Company did not record any cumulative effect adjustment to opening equity.

Distribution fees consist of fees received by the Company for acting as sponsor and depositor for a unit investments trust portfolio and for the marketing and distribution of closed end funds. Net revenue from the closed end fund and unit investment trust sales includes sales fees, as well as creation and development fees. These fees are recorded net of concessions paid to selling broker-dealers at the time of sale. Sales fees are computed on a per unit basis and the creation and development fees are computed as a percentage of trust assets.

Distribution fees also include Rule 12b-1 distribution and service fees from the Funds that are earned on the distribution of mutual fund shares. Distribution fees are recognized over the life of the contract based on the market values of assets under management, which are determined monthly. The performance obligations are satisfied over the course of the contract as the customer simultaneously receives and consumes the benefits provided.

Account servicing fees are earned by the Company in its capacity as servicing agent for closed end funds. These fees are based on assets of the funds or on a flat fee basis and are accrued monthly as the service is provided. On May 1, 2018, the Company transferred its servicing accounts to an entity related through common ownership.

Commission revenue is commissions received from the sale of mutual fund shares and is recognized on trade date. Management believes the Company is entitled to commission revenue upon performing all contracted services for its customers, which is deemed to be on the trade date as it is the point in time in which a customer acquires the economic benefit of a security.

Other revenues include sub-distributor fees which are paid to the Company for selling a fund. These fees are based on the sales of the fund and are paid on a weekly basis. Reimbursements for the costs of distributing this fund are also included in other revenues. In addition, the Company received early termination fees from two customers for the early termination of contracts as was provided for in those contracts.

2. Significant Accounting Policies (continued)

Use of Estimates in the Preparation of Financial Statements

The financial statements and related notes are prepared in accordance with US GAAP which require the use of estimates and assumptions related to the reporting of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Management believes that the accounting estimates are appropriate and reasonably stated; however, due to the inherent uncertainties in making estimates, actual results could differ from those estimates.

3. Related Party Transactions

During 2018, the Company assigned and transferred servicing contracts to an affiliate under common control. This nonreciprocal assignment has been accounted for as a common control transfer of assets and no gain or loss has been recognized.

Expenses of the Company are paid by the Parent and shared costs are allocated based upon a management services agreement. These expenses are either direct expenses of the Company or an allocated portion of expenses shared with the Parent (rent, utilities, office services etc.). Direct and allocated expenses of the Company are included in the statement of operations. During 2018, $842,013 of expenses were allocated from the Parent to the Company. Coincident with the transfer of assets noted previously, the Company's management services agreement and expense allocation was changed, resulting in a reduction of the Company's allocated expenses from that date forward. At December 31, 2018, the Parent owed the Company $272,847 as a result of the difference between expense allocations and reimbursements.

4. Regulatory and Net Capital Requirements

As a broker-dealer the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, of $100,000 at December 31, 2018 and requires that the ratio of "aggregate indebtedness" to "net capital" as those terms are defined by the rule, may not exceed 15 to 1. At December 31, 2018 the Company's net capital was $360,891 which was $260,891 in excess of its required net capital and its ratio of aggregate indebtedness to net capital was .52 to 1.

5. Concentration of Credit Risk

The Company is exposed to concentrations of credit risk. The Company maintains cash at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation (the FDIC) up to $250,000 per depositor, per bank. At times, the Company had cash balances that exceeded the balance insured by the FDIC. The Company monitors such credit risk at the financial institution and has not experienced any losses related to such risks to date.

6. Subsequent Events

The Company has evaluated the need for disclosures and adjustments resulting from subsequent events through February 27, 2019, the date the financial statements were issued. This evaluation did not result in any significant events that necessitated any disclosures or adjustments to the financial statements.

Schedule I

Destra Capital Investments LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2018

Computation of net capital:	
Total member's equity	$ 805,210
Deduct:	
Nonallowable assets:	
Servicing fee receivable	15,000
Prepaid expenses and other assets	59,696
Commissions and distribution fees	93,889
Due from parent	272,847
Haircuts on securities positions	2,887
Total deductions	444,319
Net capital	360,891
Minimum net capital requirement (6 2/3% of aggregate indebtedness)	12,476
Minimum dollar net capital requirement of reporting broker or dealer	100,000
Net capital requirement	100,000
Net capital in excess of requirement	$ 260,891
Aggregate indebtedness - accounts payable and other liabilities	$ 187,130
Ratio of aggregate indebtedness to net capital	0.52

Statement pursuant to paragraph (d)(4) of Rule 17a-5:

The original FOCUS filing showed net capital of	$ 360,891

Destra Capital Investments LLC

Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2018

The Company is exempt from Rule 15c3-3 pursuant to the provision of subparagraph (k)(1).

Destra Capital Investments LLC

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2018

The Company is exempt from Rule 15c3-3 pursuant to the provision of subparagraph (k)(1).

plante moran

Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Destra Capital Investments, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Destra Capital Investments, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Destra Capital Investments, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) Destra Capital Investments, LLC stated that Destra Capital Investments, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Destra Capital Investments, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Destra Capital Investments, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Auburn Hills, Michigan
February 27, 2019

DESTRA CAPITAL INVESTMENTS, LLC

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2018

We, as members of management of Destra Capital Investments, LLC (the Company) are responsible for complying with 17 C.F. R §240. 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240. 17a-5 and the exemption provisions in 17 C.F. R §240. 15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F. R §240. 15c3-3(k) under which the Company claimed an exemption from 17 C.F. R §240. 15c3-3: (k)(1).
2. We met the identified exemption provisions for the year ended December 31, 2018 without exception.

The Company is exempt from the provisions of 17 C.F. R §240. 15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(1) of such Rule) as the Company is limited to the sale of registered investment companies, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Destra Capital Investments, LLC

Dominic Martellaro
Principal
Destra Capital Investments, LLC

February 27, 2019

Destra Capital Investments
444 W Lake St, Ste 1700
Chicago, IL 60606

o 877.855.3434

destracapital.com